Exhibit 99.1

PRESS RELEASE

AerCap Sells Equity Interest in $1 Billion Aircraft Lease Securitisation to Guggenheim Partners, LLC

Amsterdam, The Netherlands; November 14, 2012 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that its wholly-owned subsidiary, AerCap Ireland Limited, has signed and completed an agreement with a subsidiary of Guggenheim Partners, LLC (“Guggenheim”) under which AerCap has sold its equity interest in Aircraft Lease Securitisation Limited (“ALS”) by transferring 100% of its interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. ALS is an asset backed securitisation vehicle with a portfolio of fifty aircraft valued at approximately $1 billion. The portfolio is leased to 26 different airlines.

As part of the agreement, AerCap will continue to service and manage the aircraft portfolio.

Aengus Kelly, CEO of AerCap said: “We are pleased to announce this transaction which is part of AerCap’s continuous portfolio management strategy. As one of the aviation industry’s leading servicers of aircraft securitisations, we look forward to working with Guggenheim in supporting the continued success of ALS.”

“We believe that aviation finance is an attractive investment sector and this transaction provided a compelling investment opportunity for a segment of our clients,” said Scott Minerd, Chief Investment Officer of Guggenheim Partners. “Working in concert with our commercial aviation investment management group, Guggenheim Aviation Partners, we are able to leverage extensive expertise in evaluating aviation investments for our managed account clients.”

In connection with the press release, management will host a conference call tomorrow, Thursday, November 15, 2012 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-480-629-9819 or (International)

+31-20-794-8504 and referencing code 4576499 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

To participate in the event, please register at: http://client.sharedvalue.net/AerCap/ALS. For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

About Guggenheim Partners

Guggenheim Partners is a diversified financial services firm with more than $160 billion in assets under management, including more than $2.7 billion of commercial aviation assets managed by the firm’s dedicated commercial aviation investment management group, Guggenheim Aviation Partners.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com Torie von Alt, Guggenheim Partners Tel. (212) 378-6216 Torie.vonalt@guggenheimpartners.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com